Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended December 31, 2025

REVENUE

$2.64 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↑ 1.4%	↓ 1.2%	17.6%

STRATEGIC MARKET UNITS MIX

AMERICAS 1	AMERICAS 2	EUROPE	APMEA
33.2%	29.0%	26.7%	11.1%

SECTOR MIX

Banking, Financial Services and Insurance	Consumer	Energy, Manufacturing and Resources	Technology and Communications	Health
34.6%	18.2%	16.3%	16.0%	14.9%

TOTAL BOOKINGS $3.3 Bn — ↓ 5.7% YoY CC

LARGE DEAL TCV $0.9 Bn — ↓ 8.4% YoY CC

Adjusted EPS Note 6: ₹3.21 — ↑ 3.5% QoQ, ↑ 0.0% YoY

Operating Cash Flow $474 Mn

Operating cash Flow/Net Income 135.4%

OUTLOOK

for the Quarter ending March 31, 2026

Revenue from our IT Services business segment to be in the range of $2,635 million to $2,688 million*. This translates to sequential guidance of 0% to 2.0% in constant currency terms.

**Outlook for the Quarter ending March 31, 2026, is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.17, AUD/USD at 0.65, USD/INR at 88.85 and CAD/USD at 0.72*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.7%	14.4%	23.7%

TOTAL HEADCOUNT	242,021
ATTRITION VOL – TTM	14.2%
NET UTILIZATION *EXCLUDING TRAINEES*	83.1%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	61.6%

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Wipro Limited

Results for the Quarter ended December 31, 2025

A IT Services

	FY 25-26			FY 24–25			
	Q3	Q2	Q1	FY	Q4	Q3	Q2
IT Services Revenues ($Mn)	**2,635.4**	2,604.3	2,587.4	**10,511.5**	2,596.5	2,629.1	2,660.1
Sequential Growth	**1.2%**	0.7%	-0.3%	**-2.7%**	-1.2%	-1.2%	1.3%
Sequential Growth in Constant Currency Note 1	**1.4%**	0.3%	-2.0%	**-2.3%**	-0.8%	0.1%	0.6%
Operating Margin % Note 2	**17.6%**	16.7%	17.3%	**17.1%**	17.5%	17.5%	16.8%
Strategic Market Units Mix							
Americas 1	**33.2%**	33.0%	33.1%	**31.7%**	32.8%	32.3%	30.8%
Americas 2	**29.0%**	29.6%	30.4%	**30.6%**	30.6%	30.6%	30.6%
Europe	**26.7%**	26.3%	25.7%	**27.1%**	26.1%	26.7%	27.9%
APMEA	**11.1%**	11.1%	10.8%	**10.6%**	10.5%	10.4%	10.7%
Sectors Mix							
Banking, Financial Services and Insurance	**34.6%**	34.3%	33.6%	**34.3%**	34.2%	34.1%	34.8%
Consumer	**18.2%**	18.2%	18.6%	**19.1%**	18.9%	19.0%	19.2%
Energy, Manufacturing and Resources	**16.3%**	17.4%	17.7%	**17.2%**	17.3%	16.9%	17.0%
Technology and Communications	**16.0%**	15.6%	15.5%	**15.3%**	15.2%	15.3%	15.4%
Health	**14.9%**	14.5%	14.6%	**14.1%**	14.4%	14.7%	13.6%
Total Bookings							
Total Bookings TCV ($Mn) Note 3	**3,335**	4,688	4,971	**14,315**	3,955	3,514	3,561
Large deal TCV ($Mn) Note 4	**871**	2,853	2,666	**5,368**	1,763	961	1,489
Guidance ($Mn)	**2,591-2,644**	2,560 - 2,612	2,505 - 2,557	-	2,602 - 2,655	2,607 - 2,660	2,600 - 2,652
Guidance restated based on actual currency realized ($Mn)	**2,585-2,638**	2,570 – 2,622	2,549 – 2,601	-	2,591 – 2,644	2,575 – 2,628	2,618 – 2,670
Revenues performance against guidance ($Mn)	**2,635**	2,604	2,587	-	2,597	2,629	2,660

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	FY 25-26			FY 24–25			
	Q3	Q2	Q1	FY	Q4	Q3	Q2
Customer size distribution (TTM)							
> $100Mn	**16**	16	16	17	17	18	21
> $75Mn	**31**	29	27	28	28	30	30
> $50Mn	**45**	45	47	44	44	42	42
> $20Mn	**103**	104	109	111	111	114	117
> $10Mn	**177**	177	180	181	181	187	186
> $5Mn	**281**	272	281	289	289	290	297
> $3Mn	**390**	393	397	398	398	403	411
> $1Mn	**722**	730	725	716	716	722	733
Revenue from Existing customers %	**99.4%**	98.6%	99.6%	99.0%	98.1%	98.8%	99.4%
Number of new customers	**92**	45	49	197	63	63	28
Total Number of active customers	**1272**	1257	1,266	1,282	1,282	1,299	1,342
Customer Concentration							
Top customer	**4.7%**	4.8%	4.7%	4.3%	4.4%	4.5%	4.1%
Top 5	**14.4%**	14.4%	14.7%	14.0%	14.5%	14.3%	14.0%
Top 10	**23.7%**	24.0%	24.5%	23.3%	24.2%	23.7%	22.9%
% of Revenue							
USD	**61%**	62%	63%	62%	63%	62%	61%
GBP	**11%**	11%	10%	10%	10%	10%	11%
EUR	**9%**	9%	9%	10%	9%	10%	10%
INR	**5%**	4%	4%	4%	4%	4%	4%
AUD	**4%**	4%	3%	4%	3%	4%	4%
CAD	**3%**	3%	3%	3%	3%	3%	3%
Others	**7%**	7%	8%	7%	8%	7%	7%
Closing Employee Count	**242,021**	235,492	233,232	233,346	233,346	232,732	233,889
Sales & Support Staff (IT Services)	**14,663**	14,863	15,131	15,230	15,230	15,311	15,336
Utilization Note 5							
Net Utilization (Excluding Trainees)	**83.1%**	86.4%	85.0%	85.6%	84.6%	83.5%	86.4%
Attrition							
Voluntary TTM (IT Services excl. DOP)	**14.2%**	14.9%	15.1%	15.0%	15.0%	15.3%	14.5%
DOP % — Post Training Quarterly	**8.5%**	8.2%	8.2%	7.8%	7.7%	7.1%	7.9%
Revenue Mix Note 5							
Revenue from FPP	**55.1%**	53.0%	53.5%	56.6%	55.5%	56.7%	56.7%
Offshore Revenue — % of Services	**61.6%**	60.2%	59.8%	60.1%	62.1%	60.8%	59.8%

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B Growth Metrics

for the Quarter ended December 31, 2025 Note 1

	Q3'26 Reported QoQ%	Q3'26 Reported YoY%	Q3'26 CC QoQ%	Q3'26 CC YoY%
IT Services	1.2%	0.2%	1.4%	-1.2%
Strategic Market Units				
Americas 1	1.9%	3.2%	1.8%	2.8%
Americas 2	-1.0%	-5.0%	-0.8%	-5.2%
Europe	2.7%	0.4%	3.3%	-4.6%
APMEA	1.1%	6.0%	1.7%	6.6%
Sectors				
Banking, Financial Services and Insurance	2.1%	1.6%	2.6%	0.4%
Consumer	0.8%	-4.0%	0.7%	-5.7%
Energy, Manufacturing and Resources	-5.3%	-3.4%	-4.9%	-5.8%
Technology and Communications	4.0%	5.0%	4.2%	3.5%
Health	4.3%	1.8%	4.2%	1.0%

Annexure to Datasheet

C Segment-wise breakup of Cost of Revenues, S&M and G&A

Q3 FY25-26 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	162,403	2,279	2,517	167,199
Selling and marketing expenses	14,392	64	552	15,008
General and administrative expenses	15,800	(5)	2,609	18,404
Total	192,595	2,338	5,678	200,611

D

Reconciliation of net-income and EPS	Three months ended Dec 31, 2025	Nine months ended Dec 31, 2025
Net Income [A]	31,190	96,956
Add: Impact on gratuity expenses due to implementation of new Labour Code [B]	3,028	3,028
Less[C]: Tax on [B]	(590)	(590)
Adjusted Net Income [D]: [A+B+C]	33,628	99,394
Adjusted EPS Basic (₹)	3.21	9.49

Amounts in INR Mn unless specified

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results total as reflected in IFRS financials

Note 3: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 4: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 5: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

Note 6: Adjusted for impact of past service cost on gratuity due to implementation of new labour code amounting to ₹ 3,028Mn.

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